Exhibit 12(a)
Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

						Six Months
	Fiscal Year Ended					Ended
	September 25,	September 24,	September 30,	September 28,	September 27,	March 28,
	2005	2006	2007	2008	2009	2010
Earnings
Pretax income (loss) from continuing operations	$67,782	$19,293	$(17,195)	$(46,158)	$(168,916)	$(15,143)

Plus:
Fixed charges	7,206	19,270	25,500	25,256	23,562	9,421
Amortization of capitalized interest	1,162	1,481	2,028	2,064	2,319	595

Minus:
Interest capitalized	(1,944)	(2,824)	(2,577)	(966)	(589)	(323)

Earnings	$74,206	$37,220	$7,756	$(19,804)	$(143,624)	$(5,449)

Fixed Charges
Add:
Interest expensed and capitalized	$4,076	$13,513	$19,051	$19,212	$19,109	$8,225
Amortized premiums, discounts and capitalized expense related to indebtedness	678	1,233	1,521	1,521	1,242	456
Estimate of interest within rental expense	2,452	4,524	4,928	4,523	3,211	740
Preference security dividend requirments

Total Fixed Charges	$7,206	$19,270	$25,500	$25,256	$23,562	$9,421

Ratio of Earnings to Fixed Charges	10.3	1.9	(A )	(A )	(A )	(A )

(A)	Due to insufficient earnings in the fiscal year ended September 30, 2007 and losses in the fiscal years ended September 28, 2008 and September 27, 2009 and the six months ended March 28, 2010, the ratio coverage was less than 1:1 for those periods. We would have needed to generate additional earnings of $17.7 million, $45.1 million, $167.2 million and $14.9 million, respectively, in order to cover the fixed charges in those periods.